Exhibit 99.1

Fiat Industrial Announces New Appointments to Group Executive Council (GEC)

In preparation for the imminent completion of the merger between Fiat Industrial and CNH, Fiat Industrial has announced the following changes in its leadership team.

Franco Fusignani is appointed Chief Operating Officer, Iveco. In this new role, he will be responsible for the profit and loss of the Iveco Truck and Commercial Vehicles business. Mr. Fusignani was most recently the COO, Fiat Industrial APAC and Brand President, New Holland Agriculture.

Stefano Pampalone is appointed Chief Operating Officer, APAC. Mr. Pampalone was most recently the General Manager for CNH in India, Far East and Japan.

Vilmar Fistarol is appointed Chief Operating Officer, LATAM, replacing Marco Mazzu’ who has left the company to pursue other interests. Mr. Fistarol was most recently the Chief Purchasing Officer for Fiat Chrysler.

Carlo Lambro is appointed Brand President, New Holland Agriculture. Mr. Lambro was most recently Vice President, New Holland Agriculture EMEA.

Lorenzo Sistino will continue in his role as Brand President, Iveco Brand.

Alessandro Nasi is appointed President, Specialty Business Unit. In this new role, Mr. Nasi will be responsible for the Firefighting and Defence businesses of Iveco. Mr. Nasi was most recently the Chief Business Development Officer for Fiat Industrial. The GEC will continue to rely on Nasi as its Executive Coordinator.

Annalisa Stupenengo is appointed Chief Purchasing Officer, replacing Osias Galantine who has accepted a position with Fiat Chrysler LATAM. Ms. Stupenengo was most recently Vice President, Fiat Chrysler Group Purchasing EMEA.

“I am looking forward to working with these individuals as part of the Group Executive Council that will drive the future for the soon to be formed CNH Industrial,” said Rich Tobin, Chief Operating Officer of Fiat Industrial and Chief Executive of CNH. “Their combined experience in our industries and demonstrated leadership will prove essential as we begin our new life as a single company.”

Turin, 17 September 2013

For more information contact:

Fiat Industrial S.p.A.

Via Nizza 250, 10126 Turin

Tel. +39 011 006 2464, Fax +39 011 006 2094

mediarelations@fiatindustrial.com www.fiatindustrial.com